

03054952

10/31/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL PROCESSING
RECEIVED
OCT 3 0 2003
WASH. D.C. 155 SECTION


| SEC FILE NUMBER |
|---|
| 8- 7305 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 9/01/02 (MM/DD/YY) AND ENDING 8/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Vanderventer Avenue
(No. and Street)

| Port Washington | NY | 11050 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phyllis Matrascia (516) 944-8300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 515 Madison Avenue | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Walter Carucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr Securties Corporation, as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN D. BROWNING
Notary Public, State of New York
No. 30-4914718
Qualified in Nassau County
~~Certificate Filed in New York County~~
Commission Expires November 23, ~~19~~ 2005



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CARR SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AUGUST 31, 2003

CARR SECURITIES CORPORATION

TABLE OF CONTENTS

AUGUST 31, 2003

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carr Securities Corporation

We have audited the accompanying statement of financial condition of Carr Securities Corporation as of August 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carr Securities Corporation as of August 31, 2003, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
October 23, 2003

CARR SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2003

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 2,005 |
| Due from clearing organizations | 2,134,606 |
| Traders' drawing accounts receivable | 6,041 |
| Securities owned at market value | 1,918,508 |
| Fixed assets, net of accumulated depreciation and amortization of $58,287 | 39,117 |
| Other assets | 70,532 |
| Total Assets | $4,170,809 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Securities sold, not yet purchased at market | | 182,008 |
| Accrued expenses and other payables | | 53,806 |
| Payable to related party | | 67,602 |
| Traders' drawing accounts payable | | 197,420 |
| Total Liabilities | | $ 500,836 |
| Commitments and Contingencies | | |
| Stockholders' Equity | | |
| Capital stock - no par value: | | |
| Authorized - 200 shares | | |
| Issued and outstanding - 70 shares | $ 35,000 | |
| Additional paid-in capital | 13,705 | |
| Retained earnings | 3,621,268 | |
| Total Stockholder's Equity | | 3,669,973 |
| Total Liabilities and Stockholders' Equity | | $4,170,809 |

The accompanying notes are an integral part of these financial statements.

CARR SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDING AUGUST 31, 2003

| | | |
|---|---|---|
| Revenues: | | |
| Realized and unrealized gains and losses on securities transactions | | $ 2,117,842 |
| Commissions | | 960,801 |
| Interest and dividends | | 75,700 |
| Total Revenues | | 3,154,343 |
| Expenses: | | |
| Employee compensation | $1,468,671 | |
| Employee benefits and payroll taxes | 163,470 | |
| Communications and office | 254,690 | |
| Clearance | 251,667 | |
| Occupancy | 57,969 | |
| Promotion | 26,529 | |
| Execution fees | 229,393 | |
| Listings | 166,381 | |
| Professional fees | 216,492 | |
| Dues and subscriptions | 42,024 | |
| Total Expenses | | 2,877,286 |
| Net Income | | $ 276,057 |

The accompanying notes are an integral part of these financial statements.

CARR SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDING AUGUST 31, 2003

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance - August 31, 2002 | $ 35,000 | $ 13,705 | $3,345,211 | $3,393,916 |
| Net income for the year ending August 31, 2003 | - | - | 276,057 | 276,057 |
| Balance - August 31, 2003 | $ 35,000 | $ 13,705 | $3,621,268 | $3,669,973 |

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDING AUGUST 31, 2003

There were no liabilities subordinated to claims of general creditors.

The accompanying notes are an integral part of these financial statements.

CARR SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING AUGUST 31, 2003

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net income | $ 276,057 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 20,896 |
| Changes in assets and liabilities: | |
| Due from clearing organizations | 284,587 |
| Traders' drawing account receivable | (1,014) |
| Securities owned | (325,823) |
| Other assets | (9,622) |
| Securities sold, not yet purchased | (48,014) |
| Accrued expenses and other payables | (17,317) |
| Payable to related party | (154,889) |
| Traders' drawing accounts payable | (2,805) |
| Total Adjustments | (254,001) |
| Net cash used by operating activities | 22,056 |
| Cash Flows from Investing Activities: | |
| Purchases of fixed assets | (42,519) |
| Net decrease in cash and cash equivalents | (20,463) |
| Cash and cash equivalents - August 31, 2002 | 22,468 |
| Cash and cash equivalents - August 31, 2003 | $ 2,005 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Summary of Significant Accounting Policies:

### Business:

Carr Securities Corporation is registered as a broker dealer under the Securities Act of 1934. Its principal business is the market-making and trading of over-the-counter securities. It maintains an office in the New York Metropolitan area.

### Revenue Recognition:

Securities transactions of the Company are recorded on a settlement date basis, however, recording such transactions on a trade date basis would not result in a material difference. Trade date basis gains have been accrued along with associated direct expenses.

### Securities Valuation:

Securities owned and securities sold, not yet purchased are valued at their respective market values. The resulting difference between cost and market is included in income.

### Depreciation:

Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Amortization is provided on leasehold improvements over the life of the lease.

### Use of Estimates:

The representation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, such as the valuation of securities owned. These estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates.

### Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2003, the Company had net capital of $3,053,124, which was $2,053,124 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .10 to 1.

Note 3 - Clearing Arrangement:

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. As a result, payments by the customers of the Company are made directly to the clearing broker/dealer.

Note 4 - Fixed Assets:

A summary of this account is as follows:

| | |
|---|---|
| Furniture and equipment | $97,404 |
| Less: Accumulated depreciation and amortization | 58,287 |
| Net Fixed Assets | $39,117 |

Depreciation expense for the year ended through August 31, 2003 of $20,896 is included in occupancy expense.

Note 5 - Related Party Transactions:

As of August 31, 2003, owed its shareholder of the Company a traders' drawing account in the amount of $67,602.

Note 6 - Taxes:

The Company has elected to be treated as an "S" Corporation. As a result, any taxes due on the taxable income of the Company will be the responsibility of the Company's shareholder.

## Note 7 - Commitments and Contingencies:

### Office Lease:

The Company leases office space on a month to month basis in Long Island

### Financial Instruments With Off-Balance Sheet Risk:

Securities sold but not yet purchased represent an obligation of the Company to deliver specified securities at a future date and price. The Company will be obligated to acquire the securities at prevailing market prices in the future to satisfy this obligation. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the financial statements. Securities positions are monitored on a daily basis to minimize the risk of loss.

### Concentration of Credit Risk:

The Company maintains its cash checking accounts at one major commercial bank in the Metropolitan New York City area. All other cash accounts are maintained with a third party clearing organization, which is secured under the Securities Investor Protection Corporation (SIPC).

## Note 8 - Estimated Fair Value of Financial Instruments:

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the Statement of Financial Condition.

The Corporation's securities owned and securities sold, but not yet purchased, are carried at market or fair value.

Management estimates that the aggregate net fair value of other financial instruments recognized on the Statement of Financial Condition (including securities borrowed, receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature, or are subject to repricing.

# CARR SECURITIES CORPORATION
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2003

| | | |
|---|---|---|
| Total stockholder's equity from statement of financial condition | | $3,669,973 |
| Deductions and/or Charges: | | |
| Non-allowable assets | 105,690 | |
| Other deductions | 81,544 | |
| Total deductions and charges | | 187,234 |
| Net capital before haircuts on securities positions | | 3,482,739 |
| Haircuts on securities (computed pursuant to 15c3-1) | | 429,615 |
| Net Capital | | $3,053,124 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AUGUST 31, 2003

| | |
|---|---|
| Minimum net capital requirement at 6-2/3% aggregate indebtedness | $ 21,255 |
| Minimum net capital requirement of reporting broker or dealer | $1,000,000 |
| Minimum net capital requirement | $1,000,000 |
| Excess net capital | $2,053,124 |
| Excess net capital at 1000% | $3,021,241 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS
AUGUST 31, 2003

| | |
|---|---|
| Total aggregate indebtedness | $ 318,828 |
| Percentage of aggregate indebtedness to net capital | 10% |

CARR SECURITIES CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d)(iii)(4)
AUGUST 31, 2003

There were no differences between the Company's computation as filed and the computation per the audited financial statements

CARR SECURITIES CORPORATION
EXEMPTION PROVISION UNDER RULE 15C3-3
AUGUST 31, 2003

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k) (2) (ii) as all customer transactions are cleared through National Financial Services on a fully disclosed basis.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



Board of Directors
Carr Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Carr Securities Corporation, for the period ended August 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Carr Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Carr Securities Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Carr Securities Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Carr Securities Corporation's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



PUSTORINO, PUGLISI & CO., LLP
New York, New York
October 23, 2003